ANNUAL NOTICE
May 1, 2026
ProtectiveRewards II	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 Fax: 205‑268‑6479 www.protective.com
This Annual Notice for the ProtectiveRewards II Variable Annuity Contract, a group and individual flexible premium deferred variable and fixed annuity contract (the “Contract”) issued by Protective Life Insurance Company, provides certain updated information about your Contract since May 1, 2025. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Funds available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2018, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Protective Variable Annuity Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is a complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Protective Life Insurance Company’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-115212

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	11

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You”, “your”, and “Owner” refer to the person(s) who has been issued a Contract.
Administrative Office Protective LifeInsurance Company, P.O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective LifeInsurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).
Allocation Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Accounts available in this Contract. An Allocation Option is also referred to as an “Investment Option.”
Annuity Commencement Date The date as of which the Annuity Value is applied to an Annuity Option.
Annuity Option The payout option under which the Company makes annuity income payments.
Annuity Value The amount we apply to the Annuity Option you have selected.
Benefit Election Date The date you choose to start your SecurePay Withdrawals.
Code The Internal Revenue Code of 1986, as amended.
Contract  The ProtectiveRewards II Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.
Contract Anniversary The same month and day as the Effective Date in each subsequent year of the Contract.
Contract Value  Prior the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.
Contract Year Any period of 12 months commencing with the Effective Date or any Contract Anniversary.
Covered Person The person or persons upon whose lives the benefits of a SecurePay rider or Protective Income Manager rider, as applicable, are based. There may not be more than two Covered Persons.
DCA Dollar cost averaging.
Death Benefit The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.
Effective Date The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Good Order (“good order”) A request or transaction generally is considered in “Good Order” if we receive it in our Administrative Office within the time limits, if any, prescribed in the Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.
Guaranteed Account The Fixed Account, the DCA Fixed Accounts and any other Allocation Option we may offer with interest rate guarantees.
Investment Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Monthly Anniversary Date The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.
Net Amount at Risk The value of the death benefit minus the Contract Value.
Optimal Withdrawal Amount The maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider.
Owner  The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.
Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.
Qualified Contracts Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.
Qualified Plans Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.
Rider Issue Date The date a Protective Income Manager rider or SecurePay rider is issued.
Sub-Account A separate division of the Variable Account.
Variable Account Protective Variable Annuity Separate Account, a separate investment account of Protective Life.
Written Notice A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term “written notice” in lower case to refer to a notice that we may send to you.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
Templeton Asset Management Ltd. was removed as the sub-adviser for the Templeton Growth VIP Fund.

•
For updated Fund performance and fee information please see the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender or make a withdrawal from your Contract within seven (7) years following your last Purchase Payment and before the Annuity Commencement Date, you will be assessed a surrender charge of up to 7% on the amount of the withdrawal minus the annual free withdrawal amount. The surrender charge is based on cumulative Purchase Payments under the Contract. The surrender charge starts at 7% and declines to 0% over seven (7) years.
For example, assume you purchased a Contract with a single Purchase Payment of $100,000 and surrender the Contract during the first Contract Year. Your free withdrawal amount is $10,000 (10% x $100,000) and is not subject to a surrender charge. You will be assessed a surrender charge of up to $6,300 (7% x $90,000) on the remaining amount of your surrender request.
For additional information about charges for surrenders and early withdrawals, see “FEES AND EXPENSES - Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS – Surrender Charge (Contingent Deferred Sales Charge)” in the Prospectus.

Are There Transaction Charges?
Yes. In addition to surrender charges, you may also be assessed a fee for each transfer after the first 12 transfers in a Contract Year. Currently, we do not assess a charge for transfers.
Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.
The SecurePay Medical Evaluation Fee is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. State variations may apply. See “SecurePay ME: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA” for more information.
For additional information about transaction charges, see “FEES AND EXPENSES - Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS” in the Prospectus.

Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	1.32%	1.32%
Investment options (Fund fees and expenses) (2)	0.34%	2.575%
Optional benefits available for an additional charge (for a single optional benefit, if elected)
Death Benefit Fee (3)
For Contracts Issued Before December 1, 2008:
Maximum Anniversary Value Death Benefit Fee (4)	0.30%	0.30%
Return of Purchase Payment Death Benefit Fee (4)	0.10%	0.10%
For Contracts Issued On or After December 1, 2008:
Maximum Anniversary Value Death Benefit Fee (4)	0.20%	0.20%
-or-
ValuPay Fee (4) (5) (Not available for Contracts issued on or after October 1, 2011.) (annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)
Maximum Anniversary Value Death Benefit (4) (and for Contracts issued before December 1, 2008, the Return of Purchase Payments Death Benefit)	$3.00 ($0.25 per month)	$227.28 ($18.94 per month)

Annual Fee	Minimum	Maximum
SecurePay riders issued before May 1, 2009
SecurePay rider (6)	0.80%	0.95%
SecurePay rider with SecurePay R72 Benefit (6)	1.20%	1.40%
SecurePay rider with SecurePay GMAB (6)	0.95%	1.30%
SecurePay rider with SecurePay R72 Benefit and SecurePay GMAB (6)	1.35%	1.70%
SecurePay riders issued on or after May 1, 2009
SecurePay rider at time of Contract Purchase (6)	0.80%	0.95%
SecurePay rider under RightTime option (6)	0.90%	0.95%
SecurePay rider with SecurePay R72 Benefit at Contract Purchase (6)	1.20%	1.40%
SecurePay rider with SecurePay R72 Benefit under RightTime option (6)	1.30%	1.60%
Protective Income Manager rider (7)
Protective Income Manager rider at Contract Purchase	1.00%	2.00%
Protective Income Manager rider under RightTime option	1.10%	2.20%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year.

(2)
As a percentage of Fund assets.

(3)
For Contracts issued on or after December 1, 2008: There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. If you purchased your Contract before October 1, 2011, you elected either the CoverPay Fee or the ValuPay Fee if you purchased the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For Contracts issued before December 1, 2008: There are three death benefits available under the Contract: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Maximum Anniversary Value Death Benefit. When you purchased your Contract, you elected either the CoverPay Fee or the ValuPay Fee for either the Return of Purchase Payments Death Benefit or the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Contract Value Death Benefit. If your Contract was issued before May 1, 2005, you also had the option of paying for these death benefits with an asset-based fee, which is equal, on an annual basis, to 0.15% of your average Contract Value measured on each Monthly Anniversary Day for the Return of Purchase Payments Death Benefit and 0.45% of your average Contract Value measured on each Monthly Anniversary Day for the Annual Ratchet Death Benefit (now called the Maximum Anniversary Value Death Benefit). For more information on these death benefit values and how they are calculated, please see the “DEATH BENEFIT” section of the prospectus as well as “CHARGES AND DEDUCTIONS, Death Benefit Fee.”

(4)
As an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date.

(5)
The ValuPay fee, only available on Contracts issued before October 1, 2011, is based on the Net Amount at Risk and the oldest Owner’s age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See “CHARGES AND DEDUCTIONS, ValuPay Fee.”)

(6)
As an annualized percentage of the Benefit Base on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date following election of the rider.The SecurePay Fee will vary depending on when you purchase the rider and whether or not you have selected an optional SecurePay feature. For additional information see “FEES AND EXPENSES - PERIODIC CHARGES (other than Fund expenses)” and “CHARGES AND DEDUCTIONS - SecurePay Fee” in the prospectus.

(7)
As an annualized percentage of Contract Value, beginning with the 1st Monthly Anniversary Day following election of the rider. The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011. There are two versions of the Protective Income Manager rider depending on when the rider was purchased. The fee is the same under both versions of the rider, but we calculate the rider’s benefit differently under each version if joint life coverage is selected. In some cases, this difference may be substantial. See “PROTECTIVE INCOME MANAGER WITH RightTime OPTION” in the prospectus. The Protective Income Manager fee is a percentage of the greatest of: (a) the Contract Value on the fee calculation date; (b) the Contract Value on the later of the Rider Effective Date or the most recent Reset Date and, (c) if the rider is purchased on the Contract Effective Date, the sum of all Purchase Payments made within the first 120 days following the Contract Effective Date (this does not apply to fee calculations occurring during the 120-day period). If we increase the Protective Income Manager Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager Fee, and your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries (meaning your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase). You will continue to be assessed your current Protective Income Manager Fee.
Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $1,698	Highest Annual Cost: $6,235
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

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Least expensive combination of Base Contract fee and Fund fees and expenses

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No optional benefits

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No additional Purchase Payments, transfers or withdrawals

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No sales charges

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Investment of  $100,000

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5% annual appreciation

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Most expensive combination of Base Contract fee, optional benefits and Fund fees and expenses

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No additional Purchase Payments, transfers, or withdrawals

•
No sales charges

For additional information about annual charges, please see “FEES AND EXPENSES” and “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Is There A Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, surrender charges and federal and state income taxes may apply.
Surrender charges may apply for up to seven (7) years following your last Purchase Payment. Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL” and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RISKS
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Investment Options, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Selection of Funds” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Are There Any Restrictions on Contract Benefits?
Yes. If you elect a guaranteed lifetime withdrawal benefit rider:
•
The Investment Options available to you under the Contract will be limited.

•
Under the SecurePay rider, you may not make additional Purchase Payments two years or more after the Rider Issue Date or on or after the Benefit Election Date, whichever comes first. Under the Protective Income Manager rider, you may not make additional Purchase Payments more than 120 days after this rider is issued.

•
Withdrawals from Contract Value that exceed the annual amount allowed under a rider may significantly reduce or eliminate the rider benefits.

•
We may stop offering an optional benefit rider at any time.
If you purchased an optional death benefit, withdrawals may also reduce the benefit by an amount greater than the value withdrawn.
For additional information about the optional benefits, see “GUARANTEED LIFETIME WITHDRAWAL BENEFITS” and “DEATH BENEFIT - Selecting a Death Benefit” in the Prospectus.

TAXES
What Are The Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferrals. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL – Exchanges of Annuity Contracts” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)			SecurePay Rider and Protective Income Manager Rider Allocation Investment Category(2)
			1 Year	5 Year	10 Year
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.07%	4.08%	4.23%	7.24%	3
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.06%	8.97%	-0.42%	9.11%	3
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 - FMR Investment Management (UK) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.79%	21.24%	15.08%	15.49%	2
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 - FMR Investment Management (UK) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited(2)(4)	0.71%	18.75%	12.23%	11.32%	2
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class 2(2)(4)	0.66%	11.66%	3.73%	6.33%	2
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class 2(2)(4)	0.69%	12.99%	4.57%	7.11%	2
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 - FMR Investment Management (UK) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited(2)(4)	0.80%	14.62%	13.42%	17.16%	3
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class 2 - Geode Capital Management, LLC	0.34%	17.48%	14.03%	14.42%	2
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class 2 - FMR Investment Management (UK) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.62%	6.93%	-0.21%	2.45%	1
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 - FMR Investment Management (UK) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.80%	11.49%	9.83%	10.31%	3
U.S. Equity	Franklin DynaTech VIP Fund - Class 2	0.88%	18.13%	9.09%	14.08%	3
Allocation	Franklin Income VIP Fund - Class 2	0.72%	12.56%	7.66%	7.30%	2
Allocation	Franklin Mutual Shares VIP Fund - Class 2	0.94%	11.52%	9.20%	7.53%	2
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2	0.89%	11.80%	9.50%	12.10%	2
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2(1)	0.91%	7.65%	8.86%	9.81%	3
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2	1.09%	2.52%	1.03%	9.89%	3
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2	0.79%	6.69%	0.02%	1.14%	1
International Equity	Goldman Sachs VIT International Equity Insights Fund - Service Class(1)(3)	1.06%	38.15%	10.80%	7.96%	3
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Service Class(1)(3)	0.93%	10.60%	11.00%	9.34%	2

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)			SecurePay Rider and Protective Income Manager Rider Allocation Investment Category(2)
			1 Year	5 Year	10 Year
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class(1)(3)	0.98%	7.36%	4.67%	11.58%	3
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class(1)(3)	1.06%	9.13%	9.77%	9.75%	3
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Service Class(1)(3)	1.07%	15.82%	10.19%	10.57%	3
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class(1)(3)	0.95%	17.58%	12.47%	16.13%	2
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class(1)(3)	0.77%	15.49%	13.56%	13.48%	2
U.S. Equity	Invesco® V.I. American Franchise Fund - Series II(2) (4)	1.10%	11.39%	10.08%	14.58%	3
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	20.76%	17.56%	12.01%	3
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II(1)	1.13%	8.69%	2.27%	4.91%	1
U.S. Equity	Invesco® V.I. Comstock Fund - Series II	1.00%	17.14%	15.14%	11.67%	2
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series II(1)	1.05%	12.53%	11.41%	13.94%	3
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.11%	4.53%	3.64%	11.10%	3
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	12.52%	8.68%	8.64%	2
International Equity	Invesco® V.I. EQV International Equity Fund - Series II(2) (4)	1.15%	16.23%	3.42%	5.95%	3
International Equity	Invesco® V.I. Global Fund - Series II	1.06%	15.02%	7.01%	10.72%	3
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series II(1)	1.20%	12.75%	1.39%	2.76%	1
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	6.95%	-0.22%	1.34%	1
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	15.30%	12.56%	10.46%	2
U.S. Equity	Invesco® V.I. Main Street Fund® - Series II(1)	1.05%	15.64%	12.19%	12.25%	2
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.67%	3.64%	2.80%	1.76%	1
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.98%	8.33%	2.10%	4.72%	1
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC (1)	0.99%	15.98%	12.34%	13.06%	2
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC(1)	1.08%	14.29%	11.36%	9.75%	2
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	17.29%	13.34%	11.12%	2
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.15%	12.94%	3.23%	10.41%	3
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.15%	7.05%	10.16%	7.98%	3
U.S. Equity	MFS® VIT Growth Series - Service Class - Massachusetts Financial Services Company(1)(5)	0.98%	11.90%	10.82%	15.31%	2
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Service Class - Massachusetts Financial Services Company(1)(5)	0.97%	9.61%	9.74%	13.98%	2
U.S. Equity	MFS® VIT Investors Trust Series - Service Class - Massachusetts Financial Services Company(1)(5)	0.99%	13.32%	11.06%	12.21%	2
U.S. Equity	MFS® VIT New Discovery Series - Service Class - Massachusetts Financial Services Company(1)(5)	1.12%	12.56%	-0.54%	10.46%	3
U.S. Equity	MFS® VIT Research Series - Service Class - Massachusetts Financial Services Company(1)(5)	0.99%	12.57%	10.87%	12.65%	3

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)			SecurePay Rider and Protective Income Manager Rider Allocation Investment Category(2)
			1 Year	5 Year	10 Year
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class - Massachusetts Financial Services Company(1)(5)	0.78%	6.94%	-0.09%	2.38%	1
Allocation	MFS® VIT Total Return Series - Service Class - Massachusetts Financial Services Company(1)(5)	0.86%	10.91%	6.16%	7.36%	2
Sector Equity	MFS® VIT Utilities Series - Service Class - Massachusetts Financial Services Company(1)(5)	1.03%	14.76%	7.38%	9.22%	3
U.S. Equity	MFS® VIT Value Series - Service Class - Massachusetts Financial Services Company(1)(5)	0.94%	12.77%	9.69%	9.77%	2
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class - Pacific Investment Management Company LLC	2.575%	6.04%	-6.91%	-0.09%	1
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.76%	5.42%	1.47%	1.69%	1
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	1.49%	7.74%	1.11%	3.11%	1
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.75%	4.57%	3.14%	2.65%	1
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.83%	8.78%	-0.08%	2.26%	1
Allocation	Protective Life Dynamic Allocation Series - Conservative Portfolio - Janus Henderson Investors US LLC(1)	0.90%	11.17%	3.76%	—	1
Allocation	Protective Life Dynamic Allocation Series - Growth Portfolio - Janus Henderson Investors US LLC(1)	0.90%	16.01%	8.77%	—	3
Allocation	Protective Life Dynamic Allocation Series - Moderate Portfolio - Janus Henderson Investors US LLC(1)	0.90%	12.70%	5.28%	—	2
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.52%	13.58%	8.85%	9.86%	3
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.44%	8.73%	10.40%	7.63%	3
International Equity	Templeton Foreign VIP Fund - Class 2(1)	1.08%	29.19%	8.25%	5.75%	3
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	15.73%	-0.96%	-0.15%	1
International Equity	Templeton Growth VIP Fund - Class 2(1)	1.12%	23.83%	7.95%	7.04%	3

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
If you have purchased the SecurePay rider or Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The following table specifies the minimum and maximum percentages of your Contract Value that must be allocated to each of the four Investment Categories during the accumulation phase in order for you to remain eligible for benefits under the SecurePay Life rider (unless you are fully invested in a Benefit Allocation Model or a permissible single investment option). You can select the percentage of Contract Value to allocate to individual Funds within each group, but the total investment for all Funds in a group must comply with the specified minimum and maximum percentages for that group. See “ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS” in the Prospectus.

Investment Category	Minimum Allocation	Maximum Allocation
1	35%	100%
2	0%	65%
3	0%	30%

(3)
These Sub-Accounts are only available to Contracts issued on or after May 1, 2008.

(4)
This Sub-Account is not available to Contracts purchased on or after November 2, 2009.

(5)
Effective February 2, 2015, the Sub-Account investing in this Fund was closed to new investments. If you did not have Contract Value in, or allocation instructions including this Sub-Account on that date, you may not allocate Contract Value to this Sub-Account. If you had Contract Value in, or allocation instructions that included this Sub-Account on February 2, 2015, you may continue to allocate Purchase Payments and transfer Contract Value to the Sub-Account, but if you change your allocation instructions to terminate your investment in this Sub-Account, you may not allocate Purchase Payments and transfer Contract Value to the Sub-Account in the future.

The following is information for the fixed options currently available under the Contract. We may change the features of the fixed options listed below, offer new fixed options, and terminate existing fixed options. We will provide you with written notice before doing so. Depending on the optional benefits you choose, you may not be able to invest in certain fixed options, as noted below.
Name	Term	Minimum Guaranteed Interest Rate
Fixed Account*	1 Year	1%
DCA Account 1	6 Months (Max)	1%
DCA Account 2	12 Months (Max)	1%
*If you select the SecurePay rider or Protective Income Manager Rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2018, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028520